Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Mr. Michael French: Good afternoon, everyone. I’m Michael French, one of the defense analysts here at Drexel Hamilton. The next presentation we have is Leidos, and Kelly Hernandez is going to give the presentation.

I’m sure most of you are at least a little bit familiar with the Company. And the big thing going on at the moment is that they’ve agreed to acquire Lockheed Martin’s IS&GS unit, which is involved in a lot of IT, cyber, and they’ve even picked up the commercial cyber end of that. It’s a somewhat complicated reverse Morris trust. And Company’s still in the process of closing, like I said. And there’s still going to be additional details coming out.

So, Kelly will overview the Company, the transaction, and then at the end be available for a couple questions. Kelly?

Ms. Kelly Hernandez: Thank you, Mike.

Good afternoon, everyone, and thanks for your interest in Leidos. We have a lot to talk about this afternoon. As Mike mentioned, we’re in the middle of an exciting journey for the Company. But, first, forward-looking statements - you all are very familiar with this provision. Please pay the appropriate attention here. I will make remarks of this nature throughout the course of our discussion today.

I’ll start with a bit about Leidos, who we are, for those of you new to the story. Leidos is a company with about 18,000 employees and annual revenues of just over $5 billion in two key sectors.

The national security sector comprises about two-thirds of our business and is the legacy of Leidos. It’s the oldest piece. And it focuses on serving pretty much exclusively the US government and its allies in national security endeavors in the defense and intelligence community.

Because of the classified nature of our work in many of our programs, the bulk of our employees, as you see here, have clearances, a notable barrier to entry in this market.

The health and infrastructure sector constitutes about a third of our Company’s annual revenues through roughly 7,000 employees. This sector is a bit less homogenous in terms of customer base than our national security sector.

Here, we help implement and optimize electronic health record systems for healthcare providers. We deliver smart systems, power grid management, and cyber security services for critical infrastructure throughout the country. We also support the National Cancer Institute, the NIH, and other customers in their clinical research and drug development efforts, including most recently some novel efforts to assist with zika vaccine development.

A little bit more color on our national security sector - this business is focused on advanced technologies for defense and military applications, really serving all five of the war-fighting domains, air, sea, land, space, and cyber. Our primary customer base is the intelligence community, but we also serve the basic Armed Services, Army being our largest single customer there.

Some of our marquee programs on the right include a couple of logistics and readiness and sustainment programs, like TSA and LCST, as well as some intelligence programs, such as Saturn Arch and Desert Owl, and a win with DARPA known as ACTUV, which we’ll touch on more a bit later.

Our health and infrastructure sector has far greater commercial exposure than our national security business, with roughly 60 percent of revenues in this sector coming from the commercial markets, albeit highly regulated markets, such as energy, utilities, and healthcare.

The health side of this business is largely in providing EHR or electronic health records consulting, implementation, and optimization services, both to the federal government as well as commercially.

On the infrastructure front, we’ve long provided critical infrastructure for utilities, particularly the networking technologies that go into installing and optimizing smart grid systems.

We also have our security products business in this sector. This is an end-to-end product design, manufacturing, distribution, and servicing business that provides gamma ray and x-ray scanning technologies for border checkpoints throughout the world as well as airports predominantly in the US. This is our most profitable business and has been for a long time.

Some of our marquee programs on the right, we have long been the sole provider of scientists to the National Cancer Institute in Frederick, Maryland, where we partner with the government to find cures. We serve Chevron in a number of environmental services programs across the world. And we also serve many states, Hawaii being one of them, in the implementation and maintenance of some of the energy efficiency savings programs.

More recently, our win with the Department of Defense on their healthcare records modernization program is a big win and one we’ll touch on more later.

I won’t dwell too much on the financials shown here other than to point out that the core of our business is a capital-light, cash-efficient model. And you’ll see here, on average, our cash efficiency well north of 100 percent.

Our capital expenditures run at a rate of less than 1 percent of revenues. We’ve had a couple of very strong years from a cash flow generation standpoint, as we’ve done a great job of reducing DSOs in the core business and monetizing noncore assets from our balance sheet. We continue to maintain a laser focus on cash efficiency in the business.

With this backdrop, I wanted to spend a bit of time talking about the basis for competition in our industry. We view this primarily as three key factors, people, capabilities, and cost.

As I mentioned, as a services business, we run a very capital-light business model. And our competitive advantage is embodied in our 18,000 employees and the relationships they have with our customers, the expertise they leverage to solve our customers’ challenges, and the commitment they maintain to our customers’ missions.

With a 47-year legacy, our employees have many customer relationships that are decades long. And they are the reason we are called upon by our customers to solve their most technologically advanced challenges.

The second basis for competition is the capabilities we deliver to our customers. And I want to spend a bit more time on this one because one of the key questions I get from many of you is, what do you guys do exactly?

We’re a technology company. And technical competencies are what allows us to add value to our customers and our shareholders. Our technology portfolio is broad and spans many areas. But, these five are at the heart of what we do every day and where we excel.

C4ISR stands for command and control, communications, computers, intelligence, surveillance, and reconnaissance. Our unique strength there is taking novel technologies and very quickly being able to modify and scale them so that they can be operationalized in a material way for our customers and ultimately our shareholders.

Our cyber capabilities and expertise are rooted in the intelligence and DOD markets. And these are areas we have addressed for a long time. We protect our nation’s most sensitive networks, data, and systems.

In systems engineering, we begin with a very strong understanding of the customers’ missions and needs, translate these into requirements, and design optimal solutions to address those needs by taking multiple complex components from disparate sources and in some cases custom develop and making them work together well in a cost- and mission-effective fashion.

In agile software, we do this better than anyone in the industry. We are agile at scale, allowing for better deliveries while, in many cases, exceeding cost and schedule expectations.

In data analytics, we have been experts in this technology well before the term big data was even coined. The national security community has been dealing with large amounts of data for decades now. And the challenge is not just in collecting the data, but synthesizing the data, processing it, exploiting it, and making use of that for national security. That is a big area of expertise for us and a multimillion dollar—multi-hundred-million dollar business.

These capabilities have enabled us to win many noteworthy programs over the years. And I thought I’d spend a few moments to detail some of the more recent examples.

The first is the Defense Health Agency healthcare record system modernization program I briefly mentioned earlier. This used to be referred to as DHMSM and has sense been renamed GENESIS.

This program is an initiative designed to modernize the military’s healthcare records in a meaningful way, enabling patients and clinicians to capture and share health data that can improve the continuity and quality of care for the 9.6 million active military, their families, and their beneficiaries.

With the support of a world-class team of industry leaders, including Cerner, Accenture Federal Services, and Henry Schein, along with a broad range of other teammates, we are designing and will implement a cohesive system that will be deployed at more than 1,200 locations worldwide, including more than 600 clinics and dental offices and more than 750 expeditionary units dispersed across 16 countries.

This win really spans a multitude of our capabilities, not just systems engineering, as shown here, but also data analytics. This level of deployment drives an unprecedented volume of health data that will be made available and accessible across multiple venues and technology environments.

In one week, the military health system handles 2.6 million prescriptions, 1.8 million outpatient visits, 23,000 inpatient admissions, and 2,400 births. Generating actionable intelligence from significant volumes of data is one of our core capabilities and something we’ve been doing for our government customers for decades.

This program was awarded to Leidos by the Department of Defense last summer as an IDIQ vehicle with a $4.3 billion ceiling value over 10 years. Note that our policy for all IDIQ wins, including this one, is to only book into backlog the value associated with task orders issued against the IDIQ. And as such, you have not seen any large one-time increases in our backlog associated with this win.

Another recent large win was with the UK Ministry of Defense for a program called LCST, or Logistics and Commodities Services Transformation. This program entails a comprehensive transformation of their materials, storage, and distribution network. The scope of this engagement encompasses information systems; business process optimization; streamlining, enhancing, and optimizing storage and distribution networks; and demand planning and forecasting. We’ve booked approximately $2.8 billion into backlog spanning the 13-year duration of this program.

This next example represents our expertise in distributed airborne information solutions and has allowed us to win several programs listed here, most recently our win with the US Army to design, produce, integrate, and test modified aircraft for the Airborne Reconnaissance Low Enhanced, or ARLE, program.

This win on a program of record is a significant milestone in the Leidos journey. The origin of this win was in the support we provided in the wars in Iraq and Afghanistan. When the United States and our allies established air superiority in those countries, what that meant is we could fly with impunity aircraft, commercial aircraft.

As a company, we outfit commercial aircraft with intelligence, surveillance, and reconnaissance sensors. We did this on 30 aircraft. And we’ve since flown more than 150,000 issue-free flight hours with these aircraft.

The missions we’ve conducted for our customers have really made a difference in the war. We’ve identified multiple high-value targets. We’ve saved the lives of the US troops and our allied partners.

If you think about from a big data [unintelligible] your laptop, maybe you have a 256-gig hard drive. On a single mission, we may collect enough data to fill hundreds or even thousands of these drives. We have the technology to take all of that data, to process it in near real time, to act on that, and to disseminate to our customers through our mission partners so that we can actually make a difference in these wars overseas.

We’ve always believed that demonstrating such solutions in this quick-turn scenario through OCO-funded programs would allow our customers to realize the mission-critical contributions enabled by these technologies and then fund them through a program of record for longer-term use. And that’s exactly how this ARLE win materialized.

A much earlier-stage program which we’re also quite proud of for its potential mission-critical enablers is Sea Hunter, formerly known as ACTUV. We were awarded a prime contract for this program by DARPA for the design and development of this unmanned autonomous surface craft.

What we’re doing for DARPA is not just unmanned, but autonomous. So, unmanned craft are typically remote controlled, but this is also autonomous. So, it’s more like a driverless car than a drone. The original target mission for this vessel was to track diesel submarines. These have long range, are highly maneuverable, and hard to detect.

These mission requirements and its unmanned nature really allowed us to approach the vessel design in new ways. As an unmanned vessel, it doesn’t have sleeping quarters, doesn’t have berths, doesn’t have bathrooms. And so, we can use that space to enhance the mission capability. We can carry more fuel. We can carry more sensors. It enables long-duration missions and missions that we think will be cost effective for our customers.

In a recent milestone on this program, this ship was christened by DARPA a few months ago. And a vessel is in testing in sea trials now. I’d like to share [unintelligible] now from this program.

The first video shows you how we built and manufactured the vessel. We purchased the hull mold first. We picked up with preparation for infusing the hull mold with a resin-infused composite e-glass and foam material. This composite hull is noteworthy in that it allows us to reduce the weight compared to traditional steel or aluminum. This allows the ship to conduct a broader range of missions.

The hull wall is designed with variable thickness to withstand forces from different sea states, up through sea state five, which is over 13-feet waves.

The deck is being built here in between two yachts, the bottom structure first, then ring frames, the longitudinals, bulkheads, and then outfit the foundations, and we put the deck on top.

So, this big mass here is aluminum. You’re seeing the deck house.

And the aft deck house and ventilation, it’s also used to hold antennas for communications.

Now, inside this silver, it’s fire suppression coating. It’s designed to run for up to 90 days.

This ship was then moved to be launched in Portland, Oregon, off the Columbia River.

Now that the ship’s been built, I wanted to show you how it operates. 132 feet long, 47 feet wide, and at a full load of 14,000 gallons of diesel, it weighs 140 tons.

So, Leidos engineers came up with a trimaran design with the amas and akas. As I mentioned, given the target mission of chasing submarines, you can see the ship is designed with a very slender profile.

The ship has twin engines. It’s over 1,900 brake horsepower each, allowing it to go fast, up to 27 knots per hour, while maintaining a stable platform, which allows it to conduct a surveillance mission.

So, the cost to operate one of these is about $15,000 to $20,000 a day compared to around $700,000 a day for a US Navy destroyer warship.

At this price point, we see a compelling proposition for a fleet of unmanned autonomous craft to augment the manned vessels, taking people out of harm’s way.

We think this is a potentially disruptive technology that could lead to an expansion of our business with the Navy.

The final category in our view of the bases for competition in the industry is cost. And whether we like it or not, cost and value will always be a factor, ideally not the only factor, but certainly important. And we have been and continue to be focused on offering the best value solutions to our customers.

As I mentioned at the outset, we are in the midst of an exciting journey as a company, where we have an opportunity to transform the Company in a significant way across all three of these bases.

In January, as Mike alluded to, we announced our intent to combine with Lockheed Martin’s IS&GS business. This proposed transaction will enable us to roughly double the number of people in the Company, significantly expand our capabilities, and improve our cost structure and competitiveness.

I’ll spend a bit of time now sharing some detail on the transaction. First, it’s structured as a reverse Morris trust, with a total transaction value as of the announcement date of $5 billion, including $1.8 billion cash payment to Lockheed Martin and the balance in the form of 77 million shares of Leidos stock to be issued for distribution to Lockheed Martin shareholders.

The transaction would also effectuate a roughly $1 billion special cash dividend to Leidos shareholders of record at closing. We anticipate raising roughly $2.8 billion of new debt to finance the deal.

We still have some milestones to clear prior to closing, including Leidos stockholder approval, but we anticipating closing in the second half of the year.

This transaction enhances our ability to compete on all three bases, people, capabilities, and cost. The combined company will have critical scale in a total of six markets. In this chart, you see the Leidos contribution in purple and the IS&GS contribution in blue.

In C4ISR and intelligent services, Leidos already has a very strong position. The addition of IS&GS to our portfolio enables scale in an additional four markets, transportation, infrastructure and logistics, healthcare, and mission IT.

We combine our work in infrastructure protection with their work in FAA, our win in the Defense Health Agency with their work at the VA and the Center for Medicare and Medicaid Services. The combination of the two organizations really enables us to leverage each other’s customer relationships and capabilities in a significant way.

I’ve spent a lot of time already on capabilities. So, I’ll breeze through this one quickly. The main point here is, no, with this transaction, we’re not putting the band back together and recreating the old SAIC. We are combining complementary capabilities to serve a broader customer set while not introducing any SETA work or any material organizational conflict of interest issues and creating a business that’s more balanced between defense, civil, and intel markets.

At a high level, this transaction will double our revenues, enable structurally higher margins and higher cash flow, while better balancing our end market exposure. We anticipate generating annualized net cost synergies of $120 million through this transaction after factoring down a gross level of $240 million due to our roughly 50 percent mix of cost plus contracts.

We expect the cost synergies to come from three main buckets, corporate home office savings, line management and functional costs, and real estate and other procurement optimization.

To summarize, this transaction would create a leading government and IT services player with very broad market offerings and customer reach. The transaction would greatly improve our financial profile through enhanced competitiveness, structurally higher margins, earnings growth, and cash generation.

And to conclude, as we look ahead, we’re excited by the opportunities we see to improve our position across all three bases of competition. Through a broader and deeper set of relationships, expanded scope of capabilities, and a more attractive financial profile, we’re optimistic in our ability to create value for our employees, our customers, and our shareholders.

Thank you, again, for your interest in Leidos. And with our remaining time, I’m happy to take questions.

Mr. Michael French: Does anybody in the audience have a question? I’ll let you go first, or if not I’ll—.

Unidentified Audience Member: —Hi, I had a few questions regarding the unmanned naval vessel. You all are building it, obviously. When will it be ready? When do you expect it to be ready? And is there anything that precludes Leidos from selling some version of it to, let’s say, the Philippines or Vietnam or Japan or Australia or anybody else that’s one of our defense partners?

Ms. Kelly Hernandez: So, I think, number one, when is it built, that was the live video of it being built. That’s prototype number one. That’s the first delivery. It was launched in January into the water. And it’s the middle of sea trials now with the customer.

So, I think, as to restrictions on who we can sell it to, I think similar to many other programs for the government, there are restrictions, but there are likely to be opportunities for us to sell it beyond simply the Navy.

Unidentified Audience Member: [Unintelligible.]

Ms. Kelly Hernandez: So, I think it’s premature to say we would be able to sell this and having it running up this year. This is very early stages of a pretty complex program that’s still pretty focused in design for DARPA.

Mr. Michael French: So, if it was just the United States Navy alone, what do you think the market opportunity is for them? And what should we think about in terms of timing?

Ms. Kelly Hernande: It’s tough to say, Mike. I wouldn’t certainly put this in your P&L models for next year. I would say that these types of programs take many, many, many years to really become meaningful from a top-line perspective. If you think about Leidos in a post-close world, we’re looking at a $10 plus billion top line. And for this program to have a meaningful impact on that, I’d say we’re many, many years away.

Mr. Michael French: Right. Okay. But, even in potential, you mentioned a fleet in the presentation. How many of these things might be on fleet, or is there no way of knowing?

Ms. Kelly Hernandez: It’s tough to say, Mike. I think, if you look at the corollary in the air domain, right, there’s a high multitude of drones flying now. But, that has come after many, many decades of trials and slow ramp up to using those. And I think that’s probably a good model to at least baseline what a rollout of this could look like. But, it’s very early.

Mr. Michael French: Okay. Let’s switch over to IS&GS for a second. There’s still several milestones that are going to happen before closing. Maybe you could walk through what some of those milestones are and what your expectations are when they happen.

Ms. Kelly Hernandez: Sure, Mike. So, a couple of milestones we’ve cleared already - let me talk about Hart-Scott, the US antitrust approval. We’ve cleared that. The S-4, the preliminary S-4 has been filed. We are in the middle of ongoing review process with the SEC for our registration statement. That’s a critical pole in the timeline.

Simultaneously, you’ve seen some press articles recently regarding the UK antitrust review. That’s in process, following its normal course. And then the other big one would be Leidos shareholder approval. And those timelines kind of all mesh together. So, it’s tough to bracket that for you now in a high level of detail other than to say we’re feeling pretty good so far. The review process with the SEC has been better than we’ve expected. It’s gone a bit quicker. The comments are a bit less exhaustive than we had been prepping for. So, certainly could be that that’ll come down the road.

But, at the moment, we’re feeling optimistic that we can get through an earlier, rather than a later close. But, we’ll certainly update as it gets closer. I think, once you see the UK antitrust approval come through, but most importantly, when you see an accepted and approved registration statement, that would be important.

Mr. Michael French: So, are there any overlap issues, specifically with the UK, because we know here in this country that there’s a mandate, if you will, to consolidate and reduce cost? There’s—the government’s been very supportive of these kinds of deals. Let me put it that way. Is there more of a risk over there since they don’t really have the same motive that the Pentagon does?

Ms. Kelly Hernandez: I think, if you look overall, Mike, at the overlap in our businesses, again, we’re at a $5 billion roughly run rate. International’s about 3 percent of our revenues. That’s a combination of number of countries, not just the UK.

Then you look at their international business on a roughly $5 billion top line. They’re at around 11 percent of revenues in a combination of countries, again, the UK and Australia being the two bigger ones.

So, I don’t think we’re really concerned as to the magnitude of the overlap in any way relative to the UK. It’s just that that’s, again, following its normal course of review process.

Mr. Michael French: Okay. And then off of IS&GS for a second, on DHMSM, now GENESIS, and maybe ask—offline, I’ll ask you the genesis of GENESIS. But, so, when should we expect the first task orders to show up here? And about—we’ve seen the full size of the IDIQ. What kind of run rate would you expect? And when would you expect that to start?

Ms. Kelly Hernandez: Sure. So, the first task order of DHMSM, Mike, was awarded in tandem with the IDIQ award, so back in July of last year for about $100 million roughly. That had a one-year period of performance. We’ve talked about that being extended out through the end of this year as well. So, we’re already booking and billing work on DHMSM.

I think maybe the second half of your question that you didn’t ask, but I’ll ask it for you is, when does it really get to that big ramp?

Mr. Michael French: That’s what I meant, the big material.

Ms. Kelly Hernandez: Yes, so, that is several years out from now, I think, at least two to three years out. And the reason is, if I can give you a walkthrough of this project timeline, basically, this is a 13-year program—or I’m sorry, a 10-year program.

The first thing that needs to happen and what we’re doing on task order one right now is setting a system baseline. So, we’ve designed it. We’ve tested it internally. We’re in the process of working through final details with the customer, making sure specked out and running to their requirements, working to get a pilot up and running by the end of this year. They have some pilot sites already identified in the Northwest.

So, I talked about a lot of figures there, 9.6 million beneficiaries and 1,200 plus locations. But, you need to get the first one right before you can start on those other 1,199. So, I think there’s a lot of work to be done to have the customer’s acceptance and confidence that the system is as they want, get that in a small set of locations, and then gradually begin a rollout.

So, we talk about this more like looking like a bell curve in terms of a revenue profile. And that middle part, the high part of the curve, if you will, comes when we’re in full-scale deployment across globally with our partners, with Accenture, in getting this rolled out in a big way.

So, after that activity, which is in the, let’s say, 2018 to 2020 timeframe, then it tapers back off again to where we’re doing sustainment activity and support activity. And so, that middle part is probably in the 2018 to 2020 timeframe.

Mr. Michael French: And last one from me - to combine the IS&GS and DHMSM, if you have IS&GS capability and your capability, is there something of a civilian nature that could be comparable to this, or—because this obviously is defense, and it’s a big platform, and this is a big endeavor for them. But, I’m not sure if there is something out there at this kind of scale in either the civil or civilian area.

Ms. Kelly Hernandez: The other big program that’s talked about, and there’s been a lot of press on this, is what’s happening at the VA and, where are they in their process of upgrading their core system? And so, I don’t believe—so, there hasn’t been certainly any decisions made from a VA standpoint.

What we like, one of the many things we like about this transaction, as I talked about, is the complementary customer base, where we’re strong with the Defense Health Agency, clearly, with this big win, but Lockheed and the IS&GS folks are very strong at the VA. And that’s a place where Leidos standalone has been pretty underrepresented. So, we’re looking forward to learning more details about the VA program as that solidifies a bit. Still early, but I’d say that’s probably the next one to keep your eye on.

Mr. Michael French: Very good. Thank you, Kelly. Any other questions from the audience?

Ms. Kelly Hernandez: Okay. Thank you, all. Appreciate it.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4 filed with the SEC by Leidos on April 18, 2016, Leidos’

preliminary proxy statement for its annual meeting of stockholders filed on April 26, 2016 as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), has filed a registration statement on Form S-4/S-1 containing a prospectus and Leidos has filed a registration statement on Form S-4 containing a prospectus with the SEC, and Leidos has filed with the SEC a preliminary proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

No Offer or Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ prospectus included in the registration statement on Form S-4 filed with the SEC on April 18, 2016, Leidos’ 2015 Annual Report on Form 10-KT filed with the SEC on February 26, 2016, and in its preliminary proxy statement for its annual meeting of stockholders filed on April 26, 2016. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on March 11, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.